Exhibit 99.3

August 25, 2005

To all shareholders

5-1, Nihonbashi-honcho 3-chome, Chuo-ku, Tokyo, Japan

Sankyo Company, Limited

Takashi Shoda, President

Handling of Sankyo Shares in Connection with the Share Transfer

In the ordinary general shareholders’ meeting held on June 29, 2005 (Wednesday), Sankyo Company, Limited resolved to implement a share transfer on September 28, 2005 jointly with Daiichi Pharmaceutical Co., Ltd., and thereby establish a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies will become wholly owned subsidiaries of DAIICHI SANKYO.

As a result of the share transfer, all shareholders recorded in Sankyo’s register of shareholders (including the register of beneficial shareholders; hereinafter the same) on the day before the transfer (September 27, 2005 (Tuesday)) will be allotted 1 share of DAIICHI SANKYO for each share of Sankyo.

This notice presents a guide to the current and future handling of Sankyo shares.

                        Information and Notice

In any of the following four cases, you are not required to submit share certificates.

(1) Shareholders who have deposited all share certificates with the Japan Securities Depository Center, Inc. (JASDEC)

(2) Shareholders who own only registered shares constituting less than one unit

(3) Shareholders who own only shares for which shares application has been made for nonissuance of share certificates

(4) Shareholders who correspond to combinations of cases (1), (2), and/or (3).

However, those currently in possession of Sankyo share certificates due to such reasons as the withdrawal of the certificates from their securities company accounts are requested to read sections 5 and 6 of this notice and submit all of their share certificates during the share certificate submission time period—from August 26, 2005 (Friday) through September 27, 2005 (Tuesday)

Shareholders who have deposited their share certificates with their securities company but are not sure that the share certificates are deposited with JASDEC are requested to consult with their securities companies and make sure of the status of their share certificates.

Guide to Handling of Sankyo Stock

1. Method of Allotting “DAIICHI SANKYO COMPANY, LIMITED” Shares

Sankyo shareholders recorded in the final register of shareholders on September 27, 2005 (Tuesday) will be allocated one share of DAIICHI SANKYO for each share of Sankyo.

2. Treatment of Allotted Shares in DAIICHI SANKYO

For information on the results of allotment of shares in DAIICHI SANKYO, please refer to “Notice Regarding New Share Allotment due to Share Transfer,” which is scheduled to be dispatched to you on November 16, 2005 (Wednesday).

(1) If You Have Deposited the Share Certificates with JASDEC

Your securities company account will be credited with the shares in DAIICHI SANKYO allocated to you based on the above allocation ratio on September 28, 2005 (Wednesday) (the “share transfer date”).

(2) If You Have Made an Application for the Nonissuance of Share Certificates

The shares in DAIICHI SANKYO allocated to you based on the above allocation ratio will continue to be handled as nonissued shares.

(3) If the Sum of Registered Shares Not Constituting a Full Unit of Shares Surpasses 100 Shares

If you hold shares in both Sankyo and Daiichi, and the sum of registered shares not constituting a full unit of shares created through the separate allocation of shares in each of those companies surpasses 100 shares, then DAIICHI SANKYO plans to send you a share certificate representing a unit of shares in or after early December by registered mail.

3. Requests for the Purchase of Shares Not Constituting a Full Unit and Supplemental Sales of Shares Not Constituting a Full Unit

(1) Requests for purchase of Sankyo shares not constituting a full unit

Date	Treatment of purchase requests
By September 20 (Tuesday), 2005	Based on Sankyo’s share handling regulations, the requests will be handled as previously.

From September 21 (Wednesday) through September 27 (Tuesday), 2005	Because trading in Sankyo shares on share exchanges is scheduled to be terminated, requests for the purchase of shares not constituting a full unit will not be handled during this period of time.

*	If you have deposited share certificates with JASDEC, then requests for the purchase of shares not constituting a full unit are submitted via your securities company, and you should ask your securities company about time-period limits for handling such requests.

(2)	Requests for supplemental sales of Sankyo shares not constituting a full unit

Please note that Sankyo does not have a system for handling supplemental sales of shares not constituting a full unit.

(3) Requests for purchase of DAIICHI SANKYO shares not constituting a full unit

Date	Treatment of purchase requests
From September 28 (Wednesday) through November 15 (Tuesday), 2005

Requests will be handled based on DAIICHI SANKYO’s share handling regulations (The purchase price will be the closing price on the Tokyo Stock Exchange (TSE) on the day when the purchase request application arrives at the office of the company’s share transfer agent or one of the other forwarding offices. If there are no transactions in the company’s stock on that day, then the price of the first subsequent transaction will be used).

Please note that the payment of this price is scheduled to be made on November 21, 2005 (Monday). If you have submitted your share certificates during the share certificate submission period, please present your request together with your receipt ticket from the submission process.

From November 16 (Wednesday), 2005	Requests will be handled based on DAIICHI SANKYO’s share handling regulations.

(4) Requests for supplemental sales of DAIICHI SANKYO shares not constituting a full unit

DAIICHI SANKYO will begin accepting requests for supplemental sales of its shares not constituting a full unit beginning from December 1, 2005 (Thursday). Requests cannot be accepted during the period from September 28, 2005 (Wednesday), through November 30, 2005 (Wednesday).

In addition, if the number of shares needed to respond to requests for supplemental sales of shares not constituting a full unit received on a single day exceeds the number of shares of treasury stock held by DAIICHI SANKYO on that day, it will not be possible to comply with any such requests on that day. Accordingly, those wishing to request supplemental sales of shares not constituting a full unit should consult with the share transfer agent in advance.

4. Schedule of Share Transfer and Trading of Shares in the Market

Trading of shares is scheduled to be as described in the following table. Please give due consideration in advance to scheduled temporary stock trading restrictions.

Date	Event	Trading of shares in the market
August 26 (Friday), 2005	Start of submission of share certificates of Sankyo	Sankyo stock may be traded on stock exchanges until September 20 (Tuesday).
September 20 (Tuesday), 2005	Final day of Sankyo stock trading
September 21 (Wednesday), 2005	Delisting date of Sankyo stock	From September 21 (Wednesday), trading of Sankyo stock will not be possible.
September 27 (Tuesday), 2005	Final day for submissions of share certificates of Sankyo
September 28 (Wednesday), 2005	Effective date of share transfer Listing of DAIICHI SANKYO Shares	DAIICHI SANKYO shares for which application has been made for registration with JASDEC by mid-September 2005 may be sold in the form of DAIICHI SANKYO shares from September 28 (Wednesday).

5. Treatment of Share Certificates Not Deposited with JASDEC

If you are currently in possession of Sankyo share certificates because they have been withdrawn from your securities company account or for some other reason, please consult with the share transfer agent.

(1) Share certificate submission period

From August 26, 2005 (Friday) through September 27, 2005 (Tuesday)

(2) Dispatch date of new share certificates of DAIICHI SANKYO

Scheduled to be November 16 (Wednesday)

Please note that once the share certificates of Sankyo have been submitted, you will not be able to sell your shares until you receive your new share certificates.

6. Office Handling Share Certificate Submission and Inquiries

Office of share transfer agent

UFJ Trust Bank Limited

Share Transfer Agency Department

10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081

Tel: +81-3-5683-5111

(Toll-free number in Japan: 0120-232-711)

Forwarding Office

Domestic branch offices of UFJ Trust Bank Limited

Head office and domestic branch offices of Nomura Securities Co., Ltd.

(Please note that Sankyo itself will not directly handle these procedures.)

Due to a merger, UFJ Trust Bank will be renamed Mitsubishi UFJ Trust Bank from October 1, 2005, but this will not result in any changes to the share transfer procedures.